June 6, 2008

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  Pamela A. Long

Re:	The Home Depot, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 11, 2008
File No. 000-08207

Dear Ms. Long:

This letter responds to the letter dated May 29, 2008 from the U.S. Securities and Exchange Commission (the “Commission”) to The Home Depot, Inc. (the “Company”) setting forth the comments of the staff of the Commission (the “Staff”) on the executive compensation disclosure items included in the Company’s definitive proxy statement on Schedule 14A filed on April 11, 2008 (the “Proxy”).  The Staff’s comments have been reproduced below followed by the Company’s response.

Executive Compensation, page 27

Compensation Discussion and Analysis, page 27

1.  Throughout your executive compensation disclosure, you refer to both executive vice presidents and senior vice presidents, but you do not explain the differences between these classifications.  If you use these or similar classifications in future filings, please explain what they mean in the context of the disclosure in which they appear.

Response:   The Staff’s comment has been duly noted.  If future proxy statement filings include the classifications cited by the Staff, or include other similar classifications, the disclosure will explain the differences between the classifications.

Elements of Our Compensation Programs, page 29

2.  We note your statement on page 29 that the committee considered “several factors, including current market conditions, business results, individual performance, leadership, potential and retention in determining annual salary and bonus levels and long-term incentive awards.”  In future filings, please describe all of the factors the committee considered.

Response:   The Staff’s comment has been duly noted.  In future proxy statement filings, we will clarify that the factors listed are all of the material factors considered by the Leadership Development and Compensation Committee.

Annual Incentives, page 29

3.  With regard to financial performance objectives, we note that you have not disclosed the specific sales and operating profit target levels and you state on page 30 that you consider your management incentive plan financial performance objectives for fiscal year 2007 to be “confidential and competitively sensitive.”  In future filings please disclose these target levels or tell us why the disclosure of these objectives would result in you suffering competitive harm.  In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the objectives and the likelihood that the disclosure of the objectives would cause substantial harm to your competitive position.  Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially.

Response:  The Staff’s comment has been duly noted.  In future proxy statement filings, the financial performance objectives associated with the Company’s Management Incentive Plan will be disclosed to the extent material and otherwise required to be disclosed.

4.  We note your statement on page 30 that your chief executive officer recommended to your compensation committee the non-financial portion of the management incentive plan for named executive officers other than himself based on his review of such officers’ individual performance for the year.  In future filings, please clarify who made the compensation decisions for your chief executive officer in connection with the non-financial portion of the management incentive plan.

Response:   We note that page 28 of the Proxy, under “Role of Leadership Development and Compensation Committee”, includes the following disclosure: “All decisions with respect to the compensation of the CEO are made by the independent members of the Board.”  In future proxy statement filings, we will provide a clearer list of individuals involved in the making of compensation decisions for our chief executive officer in the Annual Incentive section of the Compensation Discussion & Analysis.

5.  We note your disclosure that a combination of leadership, operational, customer service and personnel goals were considered in determining the achievement of the non-financial performance objectives.  In future filings, please describe in greater detail how individual roles are measured in determining annual incentives.

Response:  The Staff’s comment has been duly noted.  In future proxy statement filings, we will provide greater detail regarding how individual roles are measured in determining annual incentives.

Long-Term Incentives, page 30

6.  We note your statement on page 30 that the “total value of awards granted is based on an overall review of both individual and corporate performance and the value of equity grants of similar officers at comparable companies.”  In future filings, please explain this review process in greater detail, identifying, for example, the specific items of individual and corporate performance that are considered, as well as the companies that are viewed as being “comparable” for purposes of the award determinations.

Response:    The Staff’s comment has been duly noted.  In future proxy statement filings, we will explain this review process in greater detail.  We note that comparable companies used in benchmarking for the purpose of the award determinations are set forth under “Benchmarking” on pages 27-28 of the Proxy and we will provide similar disclosures in future proxy statement filings.

Long-Term Cash Incentive Plan, page 31

7.  We note that you have not disclosed any specific levels of earnings per share or return on invested capital that are evaluated and your statement on page 31 that you consider these measures to be “confidential and competitively sensitive.”  In future filings please disclose these target levels or tell us why the disclosure of these goals would result in you suffering competitive harm.  In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the goals and the likelihood that the disclosure of the goals would cause substantial harm to your competitive position.  Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially.

Response:   The Staff’s comment has been duly noted.  In future proxy statement filings, the financial performance objectives associated with the Company’s Long-Term Cash Incentive Plan will be disclosed to the extent material and otherwise required to be disclosed.

Summary Compensation Table, page 36

8.  We note that you have included in the “Bonus” column cash payments for the achievement of non-financial performance objectives under your management incentive plan for fiscal year 2007.  Please tell us, with a view toward future disclosure, why you have recorded these payments in the “Bonus” rather than the “Non-Equity Incentive Plan Compensation” column.

Response:  Our disclosure of reporting such payments in the “Bonus” column is based on the following excerpt from page 82 of the Commission Release No. 33-8732A (August 29, 2006):

“An award would be considered ‘intended to serve as an incentive for performance to occur over a specified period’ if the outcome with respect to the relevant performance target is substantially uncertain at the time the performance target is established and the target is communicated to the executive.  Compensation pursuant to such a non-equity award would be reported in the Summary Compensation Table as non-equity incentive plan compensation and the grant of the award would be reported as a non-equity incentive plan award in the Grants of Plan-Based Awards Table.  In contrast, a cash award based on satisfaction of a performance target that was not pre-established and communicated, or the outcome of which is not substantially uncertain, would be reportable in the Summary Compensation Table as a bonus.”

Based on this Staff release, we believe that such payments were properly included in the “Bonus” column of the Summary Compensation Table.  The cash payments for the achievement of the non-financial performance objectives are discretionary payments determined by the Leadership Development and Compensation Committee for the named executive officers.  As described on page 30 of the Proxy, under “Annual Incentive”, individual performance objectives for FY2007 were based on a combination of leadership, operational, customer service and personnel goals, but precise performance targets in each of these categories with corresponding potential awards were not pre-established and communicated to the named executive officers.  In future proxy statement filings, we will clarify that such payments are discretionary and are not based on pre-established performance targets.

*     *     *     *     *     *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, or need additional information, please do not hesitate to contact me.  I may be reached at (770) 384-5724 or by fax ((770) 384-5842) or e-mail (briley_brisendine@homedepot.com).

Respectfully submitted,

/s/ L. Briley Brisendine, Jr.
L. Briley Brisendine, Jr.
Vice President – Corporate Law

cc:	Dieter King
Brigitte Lippmann
Frank Blake
Jack VanWoerkom